# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FINANCE OF AMERICA COMPANIES INC., CIK 0001828937
CUSIP: 31738L206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0001854457
Persons authorized to receive notices and communications: Lauren Richmond, Finance of America Companies Inc., 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024, (877) 202-2666

## Reporting persons
- Brian L. Libman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,301,359; shared voting power 0; sole dispositive power 9,301,359; shared dispositive power 0; aggregate amount beneficially owned 9,301,359 (50.81% of the class)
- Libman Family Holdings, LLC (CIK 0001854457): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,246,412; shared voting power 0; sole dispositive power 9,246,412; shared dispositive power 0; aggregate amount beneficially owned 9,246,412 (50.51% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: FINANCE OF AMERICA COMPANIES INC.
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Comment: This Amendment No. 10 ("Amendment No. 10") to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Finance of America Companies Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on August 26, 2021, as amended by the Amendment No. 1 to the Schedule 13D filed on October 1, 2021, as amended by Amendment No. 2 to the Schedule 13D filed on April 5, 2022, as amended by Amendment No. 3 to the Schedule 13D filed on August 10, 2022, as amended by Amendment No. 4 to the Schedule 13D filed on December 7, 2022, as amended by Amendment No. 5 to the Schedule 13D filed on January 4, 2023, as amended by Amendment No. 6 to the Schedule 13D filed on April 4, 2023, as amended by Amendment No. 7 to the Schedule 13D filed on April 3, 2024, as amended by Amendment No. 8 to the Schedule 13D filed on July 26, 2024, and as amended by Amendment No. 9 to the Schedule 13D filed on November 4, 2024 (as so amended, the "Schedule 13D"). Except as specifically amended by this Amendment No. 10, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 10 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on 10,148,073 shares of Class A Common Stock outstanding as of February 24, 2026, as set forth in the prospectus filed by the Issuer with the Securities and Exchange Commission on February 26, 2026, and takes into account any shares of Class A Common Stock underlying FoA Units and New Exchangeable Notes held by each of the Reporting Persons, as applicable.

The Reporting Persons own an aggregate of 6,955,056 FoA Units, 1,141,903 shares of Class A Common Stock, 879,190 Earnout Rights, and New Exchangeable Notes exchangeable for 1,204,400 shares of Class A Common Stock, which includes (i) 54,947 shares of Class A Common Stock held by Mr. Libman or by entities for which Mr. Libman is a trustee; (ii) 1,086,956 shares of Class A Common Stock, 6,955,056 FoA Units, New Exchangeable Notes exchangeable for 1,204,400 shares of Class A Common Stock and 856,420 Earnout Rights held by LFH; and (iii) 22,770 Earnout Rights held by TMO. The Reporting Persons beneficially own 50.81% of the outstanding Class A Common Stock in the aggregate, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Not included in this Schedule 13D are 4,570 restricted stock units granted to Mr. Libman which are scheduled to vest on the earlier of (i) May 19, 2026 or (ii) the next regularly scheduled annual stockholders' meeting of the Issuer, and upon vesting, will be settled into one share of Class A Common Stock or cash (or a combination thereof) at the discretion of the Issuer's compensation committee.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Pursuant to the limited liability company agreements of LFH and TMO, each of LFH and TMO is managed by a board of managers consisting of Brian Libman as the sole manager.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

On February 27, 2026, affiliates of Blackstone Inc. ("Blackstone") disposed of the remainder of the Class A Common Stock they beneficially owned. After giving effect to such disposition, the Reporting Persons are no longer deemed to be members of a group with Blackstone. The assumed number of outstanding shares of Class A Common Stock used to calculate percentages in this Schedule 13D does not take into account the aforementioned disposition by Blackstone,
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 5 of this Schedule 13D is incorporated herein by reference.

## Signatures
- Brian L. Libman: /s/ Brian L. Libman, Brian L. Libman (03/03/2026)
- Libman Family Holdings, LLC: /s/ Brian L. Libman, Brian L. Libman, Manager (03/03/2026)